UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

TIER TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	94-3145844
(State of Incorporation or Organization)	(IRS Employer Identification No.)

10780 Parkridge Blvd., 4th Floor Reston, Virginia	20191
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:  000-23195

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, $0.01 par value per share (including associated Series A Junior Participating Preferred Stock Purchase Rights)	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:None

This registration statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), and preferred stock, $0.01 par value per share (the “Preferred Stock”) of Tier Technologies, Inc. (the “Company”).  This registration statement is filed with the Securities and Exchange Commission (the “SEC”) in connection with the filing by the Company on December 19, 2006 of an application to list the Common Stock on The NASDAQ Stock Market LLC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The following description of the Common Stock and Preferred Stock summarizes the material terms and provisions of these securities. For the complete terms of the Common Stock and Preferred Stock, please refer to the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), which have been filed with the SEC.  The terms of these securities may also be affected by Delaware law.

Under the terms of the Certificate of Incorporation, the Company’s authorized capital stock of the Company consists of 44,259,762 shares of Common Stock and 4,579,047 shares of Preferred Stock, of which 44,260 shares have been designated Series A Junior Participating Preferred Stock (“Series A Junior Preferred Stock”) in connection with the Rights Plan described below.  The rights and preferences of the remaining authorized Preferred Stock may be established from time to time by the Company’s Board of Directors (the “Board”).

Common Stock

General.  As of May 15, 2007 there were 20,397,856 shares of the Common Stock outstanding with 212 holders of record. All shares of the Common Stock outstanding are fully paid and nonassessable.

Voting.  Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders, except as otherwise provided by law. The holders of Common Stock have cumulative voting rights until the Company has securities designated as qualified for trading as a national market security on the National Association of Securities Dealers Automated Quotation System (or any successor national market system) and has at least 800 holders of its equity securities as of the record date for the most recent annual meeting of shareholders. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in such election. In accordance with Delaware law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present shall be the act of the stockholders. Pursuant to Delaware law, the Company’s stockholders may act by written consent.

Dividend and Liquidation Rights.  Subject to preferences that may be applicable to any outstanding preferred stock, holders of the Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available to pay dividends. Upon the Company’s liquidation, dissolution or winding up, the holders of the Common Stock are entitled to receive ratably all assets after the payment of the Company’s liabilities, subject to the prior rights of any outstanding preferred stock that the Company may designate and issue in the future. Holders of the

Common Stock have no preemptive, subscription, redemption or conversion rights. They are not entitled to the benefit of any sinking fund. The outstanding shares of the Common Stock are validly issued, fully paid and nonassessable.

The rights, powers, preferences and privileges of holders of the Common Stock are subject to the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Preferred Stock

The Company’s Restated Certificate of Incorporation empowers the Board to issue up to 4,579,047 shares of preferred stock from time to time in one or more series. As of May 16, 2007, there were no shares of preferred stock outstanding. The Board also may determine and fix the number of shares of such series and the voting powers, full or limited, or no voting powers of such series, and the designations, preferences and relative participating, optional or other special rights of such series, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences. Terms selected could decrease the amount of earnings and assets available for distribution to holders of the Common Stock or adversely affect the rights and power, including voting rights, of the holders of the Common Stock without any further vote or action by the stockholders.

The rights of holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by the Company in the future. The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of the Common Stock.

Except as described herein, the Company has no present plans to issue any shares of preferred stock.

On January 10, 2006, in connection with the Rights Plan described below, the Board designated 44,260 shares of preferred stock as Series A Junior Preferred Stock, as set forth in the Certificate of Designations of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on January 10, 2006 and summarized below.

Rights Plan

On January 10, 2006, the Board approved the adoption of a shareholder rights plan, entered into a Rights Agreement (the “Rights Agreement”) with American Stock Transfer & Trust Company, as rights agent (the “Rights Agent”), and declared a dividend distribution of one Right (as defined below) for each outstanding share of the Common Stock to stockholders of record on the close of business on January 23, 2006. Upon the occurrence of certain events, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Preferred Stock, at a Purchase Price of $50.00 in cash, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement and its exhibits. The Rights Agreement was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on January 11, 2006. The form of Certificate of Designations of Series A Junior Preferred Stock was filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on January 11, 2006. The form of Rights Certificate (the “Rights”) was filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on January 11, 2006. Capitalized terms in this registration statement, if not defined herein, have the definitions as set forth in the Rights Agreement.

Initially, the Rights are not exercisable and will be attached to all certificates representing outstanding shares of Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock, and the Distribution Date will occur, upon the earlier of (i) 10 business days following the later of (a) the first date of a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock or (b) the first date on which an executive officer of the Company has actual knowledge that an Acquiring Person has become such (the “Stock Acquisition Date”), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 10% or more of the outstanding shares of Common Stock. The Distribution Date may be deferred in circumstances determined by the Board. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date.

Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates outstanding on the Record Date, together with this Summary of Rights, or by new Common Stock certificates issued after the Record Date which contain a notation incorporating the Rights Agreement by reference, (ii) the Rights will be transferred with and only with such Common Stock certificates; and (iii) the surrender for transfer of any certificates for Common Stock outstanding (with or without a copy of this Summary of Rights or such notation) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire upon the close of business on January 10, 2016 (the “Final Expiration Date”) unless earlier redeemed or exchanged as described below. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, and except for shares of Common Stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that any Person becomes an Acquiring Person, then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) per share of Common Stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a “Section 11(a)(ii) Event.”

In the event that, at any time after any Person becomes an Acquiring Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger or if the Company is the surviving entity, but shares of its outstanding Common Stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as “Section 13 Events.” A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as “Triggering Events.”

At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of the Common Stock, the Board may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Junior Preferred Stock (or of a share of a class or series of the Company’s Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

The Purchase Price payable, and the number of units of Series A Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Junior Preferred Stock, (ii) if holders of the Series A Junior Preferred Stock are granted certain rights or warrants to subscribe for Series A Junior Preferred Stock or convertible securities at less than the then-current market price (as defined in the Rights Agreement) of the Series A Junior Preferred Stock, or (iii) upon the distribution to holders of the Series A Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series A Junior Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Series A Junior Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Junior Preferred Stock on the last trading date prior to the date of exercise.

Series A Junior Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Junior Preferred Stock will be entitled to receive, when, as and if declared by the Board, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Series A Junior Preferred Stock will have 1,000 votes and shall vote together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, each share of Series A Junior Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Junior Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series A Junior Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

At any time prior to the earlier of the tenth Business Day (or such later date as may be determined by the Board) after the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”), payable in cash or stock. Immediately upon the redemption of the Rights or such earlier time as established by the Board in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

At least once every three years, a committee of independent directors will evaluate the Rights Agreement in order to consider whether the maintenance of the Rights Agreement continues to be in the interests of the Company and its stockholders.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

Any provision of the Rights Agreement, other than the redemption price, may be amended by the Board prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, the Board’s authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.

The Rights are intended to protect the stockholders of the Company in the event of an unfair or coercive offer to acquire the Company and to provide the Board with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by the Board. The Rights should not interfere with any merger or other business combination approved by the Board.

A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and its exhibits, which are incorporated herein by reference.

Anti-Takeover Provisions

The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, consolidations, asset sales and other transactions involving the Company and an interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the Company’s voting stock. Section 203 could discourage certain potential acquirors unwilling to comply with its provisions.

The Company’s Certificate of Incorporation and Bylaws provide that special meeting of the Company’s stockholders can only be called by the Board or the Company’s chairman of the Board, chief executive officer or president. In addition, the Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company’s secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the Company’s outstanding voting securities until the next stockholder meeting.

Limitation of Liability and Indemnification

The Certificate of Incorporation contains provisions permitted under the General Corporation Law of the State of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, the Certificate of Incorporation contains provisions to indemnify the Company’s directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Item 2. Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed, because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TIER TECHNOLOGIES, INC.
Date: May 16, 2007	By: /s/ David E. Fountain David E. Fountain Chief Financial Officer